Exhibit 99.1

ZK International to Participate in the 20th Annual Edition of Future Energy East Africa in Nairobi, Kenya

WENZHOU, China, September 13, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (NASDAQ: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems, today announced its participation in the 20th Annual Edition of Future Energy East Africa to be held in Nairobi, Kenya on September 12th through the 13th, 2018.

Future Energy East Africa is the largest and longest running regional power conference and exhibition in East Africa. The event boasts both a strategic conference and a large trade exhibition. The 2018 Future Energy East Africa conference and exhibition will bring together leaders from the regional and international power and energy community to discuss the status of critical projects, spot lucrative opportunities and share best practice. The annual event will take place at the Kenyatta International Convention Centre (KICC) in Nairobi, a unique environment to facilitate networking for more than 400 regional conference delegates. The event also offers an East African Utility CEO Forum, this is by invitation only for utility CEOs to meet under Chatham House Rules and discuss pressing issues. For more information please visit http://www.future-energy-eastafrica.com/.

Mr. Jiancong Huang, Chairman of ZK International, commented, “We made a dedicated effort to explore growth opportunities in Africa this year. Initially focused on Uganda, which is making multi-billion dollar oil and gas infrastructure investment, we have invested time and feet on the ground to build our presence and brand in this region. Participating in leading industry events such as Future Energy East Africa is part of this process. We look forward to having our local team participate in this year’s event.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com